April 6, 2010

Ross J. Kari
Executive Vice President and
Chief Financial Officer
Federal Home Loan Mortgage Corporation
8200 Jones Branch Drive
McLean, VA 22102

Re: Federal Home Loan Mortgage Corporation
Form 10-K for Fiscal Year Ended December 31, 2008, as amended
Form 10-Q for Fiscal Quarter Ended June 30 and September 30, 2009
Form 8-K filed October 23, 2009
File No. 001-34139

Dear Mr. Kari:

On February 22, 2008, we completed our review of your Form 10-K for the Fiscal Year ended December 31, 2008 and related filings and have no further comments at this time on those filings.

Sincerely,

Christian Windsor
Special Counsel